11015019

SECURITI... Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12454

Firm ID 3998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JACK V. BUTTERFIELD INVESTMENT CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. Jackson Street, Suite 100
(No. and Street)

Jackson, (City) Michigan (State) 49201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. McCowen (517) 529-9869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCowen, Robert D.
(Name – *if individual, state last, first, middle name*)

8400 N. Shore Drive (Address) Clarklake (City) Michigan (State) 49234 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Butterfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jack V. Butterfield Investment Company, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Aimee Swiatlowski
Notary Public

AIMEE SWIATLOWSKI
NOTARY PUBLIC, Jackson County, MI.
My Commission Expires April 22, 2013

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- /A[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- /A[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) Condensed Customer Information - Statement of Financial Condition.

ROBERT D. McCOWEN

Certified Public Accountant
P.O. Box 197, 8400 N. Shore Drive
Clarklake, Michigan 49234
517/529-9869

Independent Auditor's Report

Board of Directors
Jack V. Butterfield Investment Co.

I have audited the accompanying statement of financial condition of Jack V. Butterfield Investment Co., as of December 31, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jack V. Butterfield Investment Co., as of December 31, 2010, and the results of their operations and their cash flow for the year ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert D. McCowen, CPA

January 28, 2011

JACK V. BUTTERFIELD INVESTMENT CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS:	
Cash	$ 115,515
Cash - custodian account	232,634
Accounts receivable - customer and brokers	-
Accounts receivable - due from clearing	50,000
Accounts receivable - miscellaneous	41,134
Company owned securities	196,925
Prepaid expenses	8,443
Total current assets	644,651
PROPERTY AND EQUIPMENT - AT COST:	
Leasehold improvements	36,271
Furniture and fixtures	32,330
	68,601
Less: Accumulated depreciation	46,069
Total property and equipment	22,532
	$ 667,183

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable - customers and brokers	$ 5,000
Accounts payable	2,610
Accrued payroll taxes	9,138
Accrued Michigan Business Tax	3,236
Accrued profit sharing	25,000
Advances from - Stockholder	248,898
Total current liabilities	293,882
STOCKHOLDER'S EQUITY:	
Common stock - $1.00 stated value; authorized 25,000 shares; issued and outstanding 9,565 shares	9,565
Retained earnings	363,736
Total stockholder's equity	373,301
	$ 667,183

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

INCOME:	
Commissions - stock	$ 500,975
Commissions - mutual funds	829,204
Commissions - other	127,059
Profits - sale of securities	19,183
Miscellaneous	11,590
Total income	1,488,011
EXPENSES:	
Officer's salary	245,000
Commissions	178,849
Office salary	237,351
Payroll taxes	43,973
Group insurance	58,016
Promotion	6,399
Auto expense	12,221
Dues and subscriptions	16,228
Telephone	11,880
Office expenses	13,782
Postage	6,257
Professional fees	15,475
Insurance	7,995
Depreciation	1,306
Rent	22,033
Profit sharing	75,000
Contributions	825
Utilities and occupancy costs	15,268
Other taxes	2,572
Data processing cost	19,516
Regulatory fees and expense	10,883
Advertising	11,068
Miscellaneous	6,019
Total expenses	1,017,916
Income before income taxes	470,095
Provision for income taxes - Michigan Business Tax	40,466
NET INCOME	$ 429,629
Earnings per share of Common Stock	$44.92

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	RETAINED EARNINGS	TOTAL STOCK-HOLDER'S EQUITY
Balance - Beginning of year	9,565	$ 9,565	$ 363,736	$ 373,301
Add: Net income for the year	-	-	429,629	429,629
Less: Dividend	-	-	(429,629)	(429,629)
Balance - End of year	9,565	$ 9,565	$ 363,736	$ 373,301

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 429,629
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,306
(Increase) decrease in:	
Accounts receivable	78,775
Securities owned	(33,313)
Prepaid expenses	14,185
Increase (decrease) in:	
Accounts payable	(13,752)
Accrued liabilities	(19,916)
Note payable - Stockholder	19,421
Net cash provided by operating activities	476,335
CASH FLOWS FROM INVESTMENT ACTIVITIES:	
Purchase of property and equipment	-
CASH FLOWS FROM FINANCIAL ACTIVITIES:	
Dividend paid	(429,629)
NET INCREASE (DECREASE) IN CASH	46,706
CASH AT BEGINNING OF YEAR	301,443
CASH AT END OF YEAR	$ 348,149

SUPPLEMENTAL DISCLOSURES:	
Noncash investing and financing transactions	$ -0-
Interest paid	-0-
Income taxes paid	-0-

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the NASDAQ stock market and the National Association of Securities Dealers (NASD). The Company is a Michigan Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting for Security Transactions

Security transactions and related commissions revenue and expenses are recorded on a settlement date basis. There is no material difference between settlement date and trade date basis.

Securities owned by the Company are stated at market quotations value in accordance with industry practice.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation of property and equipment is provided on the straight-line and accelerated methods over the estimated useful lives of the assets.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising (no direct-response advertising)

The Company expenses advertising as incurred. Advertising expense was $11,068 for the year ended December 31, 2010.

NOTE 3 - FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Fair Value Measurements on a Recurring Basis
As of December 31, 2010
(Dollars in Thousands)

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Cash and securities segregated under federal and other regulations	$ 348	$ -	$ -	$ -	$ 348
Securities owned:					
Certificates of deposit		182			182
Equities		15			15
TOTALS	$ 348	$ 197	$ -	$ -	$ 545

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND BROKERS

The amounts shown represent the dollar balances receivable from and payable to the customers and brokers in connection with securities and cash transactions. The net receivables are fully collateralized by securities, the value of which is not reflected in the financial statements.

Receivables:			Payable:		
Broker - fail to deliver	$	-	Broker - fail to receive	$	-
Broker - trading deposit		-	Customer - securities		-
Customer - fully secured		-	accounts		5,000
Total	$	-	Total	$	5,000

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through January 28, 2011, which is the same date the financial statements were available to be issued.

NOTE 6 - GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6 - GUARANTEES (CONTINUED)

Indemnifications (Continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan covering all full time employees who have completed three months of service. The profit sharing plan provides for the employer to contribute an amount out of its current profits, as defined in the plan agreement. For the year ended December 31, 2010, the Company contributed $75,000 to the plan.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISKS

The Company has a local retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are nationwide. Banking activities are conducted mainly with commercial banks located in the Jackson, Michigan area to primarily support customer securities activities.

The Company records clearance of securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

NOTE 9 - MINIMUM CAPITAL REQUIREMENTS

Under the rules prescribed by the Securities and Exchange Commission, the ratio of the firm's aggregated "indebtedness" to "net capital" (as those terms are defined in the rules) must not exceed 15 to 1. At December 31, 2010, the ratio of aggregate indebtedness to net capital was .8517 to 1. The firm's net capital as of December 31, 2010 is $338,892 and exceeds the required net capital of the Securities and Exchange Commission of $250,000 by $88,892.

JACK V. BUTTERFIELD INVESTMENT CO.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2010

NOTE 10 - SECURITIES AND EXCHANGE COMMISSION REPORT

Part 1 of the Company's December 31, 2009, Securities and Exchange Commission report Form X-17A-5, is available for examination and copying at 100 S. Jackson Street, Suite 100, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

NOTE 11 - COMMITMENTS

The Company is under a month-to-month triple net lease of $1,836 per month (see related party transactions).

NOTE 12 - RELATED PARTY TRANSACTIONS

John C. Butterfield, sole stockholder of Jack V. Butterfield Investment Co., has a 28% interest in the building partnership which leased office space to the Corporation in 2010, and will continued to lease it month-to-month. As of December 31, 2010, $248,898 was owed to stockholder.

NOTE 13 - COMPENSATED ABSENCES

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

NOTE 14 - PROVISION FOR INCOME TAX

No provision was made for Federal Income Tax due to election to be treated as an S-Corporation. A provision was made for Michigan Business Tax, which is a combination of income tax and a gross receipts tax.

NOTE 15 - PREPAID EXPENSES

Prepaid Dues =	$	3,185
Prepaid Commissions =		1,574
Prepaid Insurance =		3,684
Total	$	8,443

NOTE 16 - COMPANY OWNED SECURITIES

Company owned securities are carried at market value at year end in accordance with industry standards. When computing minimum capital requirements as prescribed by the SEC, a 1/2% to 3/4% haircut is required on Certificates of Deposit depending on term over three months, a 15% haircut on NASDAQ Stock Market, Inc. and a 2% haircut on Tamarack Prime Money Market.

686.87 shares Tamarack Prime Money Market =	$	687
Wilmington Trust Co., Delaware Certificates of Deposits:		
a) Due 7/20/2011 at .40% =		150,000
b) Due 4/21/2011 at .45% =		32,000
600 shares of NASDAQ Stock Market, Inc. =		14,238
	$	196,925

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2010

SCHEDULE I

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER JACK V. BUTTERFIELD INVESTMENT CO. as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 373,301	3480
2. Deduct: Ownership equity not allowable for net capital			( )	3490
3. Total ownership equity qualified for net capital			373,301	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0-	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 373,301	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 30,975	3540		
1. Additional charges for customers' and non-customers' security accounts		3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver:		3570		
1. Number of items ______ 3450				
C. Aged short security differences-less reserve of $ ______ 3460; number of items ______ 3470		3580		
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities proprietary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(30,975)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 342,326	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and Investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper	1,285	3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants	2,136	3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities	13	3734		
D. Undue concentration		3650		
E. Other (list)		3736	(3,434)	3740
10. Net Capital			$ 338,892	3750

OMIT PENNIES

"No material difference between unaudited computation and above computations."

SCHEDULE I (CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART II

BROKER OR DEALER JACK V. BUTTERFIELD INVESTMENT CO. as of 12/31/10

Part A

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)		$ 19,242	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 250,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 250,000	3760
14. Excess net capital (line 10 less 13)		$ 88,892	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$ 38,892	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 293,882	3790
17. Add:			
A. Drafts for immediate credit	$ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
C. Other unrecorded amounts (List)	$ [3820]	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))		$ 5,250	3838
19. Total aggregate indebtedness		$ 288,632	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		% 85.17%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)		% 85.17%	3853

Part B

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%	3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%	3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

Part C

OTHER RATIOS

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	% N/A	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER JACK V. BUTTERFIELD INVESTMENT CO. as of 12/31/10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

REDIT BALANCES

I. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 5,000	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
). Other (List)		4425		
I. TOTAL CREDITS			$ 5,000	4430

EBIT BALANCES

2. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ -0-	4440		
3. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
4. Failed to deliver of customers' securities not older than 30 calendar days	-0-	4460		
5. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
6. Other (List)		4469		
7. **Aggregate debit items			$ -0-	4470
8. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			( )	4471
9. **TOTAL 15c3-3 DEBITS			$ -0-	4472

ESERVE COMPUTATION

0. Excess of total debits over total credits (line 19 less line 11)	$ -0-	4480
1. Excess of total credits over total debits (line 11 less line 19)	5,000	4490
2. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	5,250	4500
3. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	232,634	4510
4. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities	-0-	4520
5. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$ 232,634	4530
6. Date of deposit (MMDDYY)		4540

"No material difference between unaudited computation and above computations."

REQUENCY OF COMPUTATION

7. Daily [4332] Weekly [4333] Monthly X [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

SCHEDULE III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER JACK V. BUTTERFIELD INVESTMENT CO. as of 12/31/10

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... N/A [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... N/A [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ________ [4335] N/A [4570]

D. (k) (3)—Exempted by order of the Commission .... N/A [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ N/A [4586]
   A. Number of Items .... [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ N/A [4588]
   A. Number of Items .... [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X [4584] No ____ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

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SCHEDULE IV

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER JACK V. BUTTERFIELD INVESTMENT CO. as of 12/31/10

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS N/A

1. Net ledger balance:		
A. Cash	$	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market	( )	7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION N/A

7. Deposited in segregated funds bank accounts:		
A. Cash	$	7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

Robert D. McCowen
Certified Public Accountant
P.O. Box 197, 8400 N. Shore Dr.
Clarklake, MI 49234
517/529-9869

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

Board of Directors
Jack V. Butterfield Investment Co.

In planning and performing my audit of the financial statements of Jack V. Butterfield Investment Co., as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert D. McCowen, CPA

Robert D. McCowen, CPA
January 28, 2011

ROBERT D. McCOWEN
CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 197
8400 N. SHORE DR., CLARKLAKE, MICHIGAN 49234
517/529-9869

Independent Auditor's Report On Agreed-Upon Procedures Re: SIPC

Board of Directors of Jack V. Butterfield Investment Co.
100 S. Jackson Street, Suite 100
Jackson, Michigan 49201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Acts of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Jack V. Butterfield Investment Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Jack V. Butterfield Investment Co.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Jack V. Butterfield Investment Co.'s management is responsible for the Jack V. Butterfield Investment Co. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

Assessment Payments:

	Payment Date	Amount	SIPC Collection Agent
a)	7/9/10	$695	SIPC- Washington, DC
b)	1/12/11	$610	SIPC- Washington, DC

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert D. McCowen, CPA

Robert D. McCowen, CPA
January 28, 2011

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		LIABILITIES AND STOCKHOLDER'S EQUITY	
Cash	$ 115,515	LIABILITIES:	
Cash - segregated exclusive benefit of customers	232,634	Payable to customers and brokers	$ 5,000
Accounts receivable	91,134	Note Payable - Stockholder	248,898
Company owned securities	196,925		
Prepaid expenses	8,443	Other payable	39,984
Property and equipment (net of depreciation)	22,532	Total liabilities	293,882
		STOCKHOLDER'S EQUITY:	
		Common stock - $1.00 stated value; authorized 25,000 shares; issued and outstanding 9,565 shares	9,565
		Retained earnings	363,736
		Total stockholder's equity	373,301
TOTAL	$ 667,183	TOTAL	$ 667,183

NOTES:

1. Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the NASDAQ stock market and the National Association of Securities Dealers (NASD). The Company is a Michigan Corporation.

2. Significant accounting policies followed by the Company:

   Securities and transactions and related commission revenue and expenses are recorded on a settlement date basis.

   Securities owned by the Company are carried at market quotation value in accordance with industry standards.

   Property and equipment are stated at cost. Depreciation of property and equipment is provided on the straight-line and accelerated methods over the estimated useful lives of the assets.

   Use of Estimates

   The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Advertising (no direct-response advertising)

   The Company expenses advertising as incurred. Advertising expense was $11,068 for the year ended December 31, 2010.

3. The Company is required to maintain minimum capital as defined in the "net capital" rules of the Securities and Exchange Commission of $250,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At December 31, 2010, the Company's "net capital" was approximately $338,892 and required capital was $250,000. The ratio of aggregated indebtedness to net capital was .85 to 1.

JACK V. BUTTERFIELD INVESTMENT CO.
STATEMENT OF FINANCIAL CONDITION (CONTINUED)
DECEMBER 31, 2010

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Jack V. Butterfield Investment Co.

I have audited the accompanying statement of financial condition of Jack V. Butterfield Investment Co., as of December 31, 2010. The statement of financial condition is the responsibility of the Company. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Jack V. Butterfield Investment Co., at December 31, 2010, in conformity with generally accepted accounting principles.

Robert D. McCowen, CPA

Robert D. McCowen
Certified Public Accountant

January 28, 2011

The Statement of Financial Condition files pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the office of the Company and at the Chicago Regional and Washington, D.C. offices of the Securities and Exchange Commission.